

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 6, 2009

Via U.S. Mail and facsimile to (805) 582-1006

Mr. Charles Rice
Chief Executive Officer
InterMetro Communications, Inc.
2685 Park Center Drive, Building A
Simi Valley, California 93065

>   **Re: InterMetro Communications, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed April 15, 2009**
>
>   **Form 10-Q for the quarter ended June 30, 2009**
>   **Filed August 19, 2009**
>   **File No. 000-51384**

Dear Mr. Rice:

    We have reviewed your filings and have the following comments. With regard to comments one through six, please confirm that you will comply in future filings and, with regard to comment seven, please file an amendment to your Form 10-K. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2008

General

1.   We note your introductory reference to the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Since your company's stock is considered a "penny stock," the safe harbor is not available. Please remove the reference.

Item 6. Management's Discussion and Analysis of Results and Operations and Financial Condition, page 21

Results of Operations, page 25

2.   We note your disclosure regarding the effect of new customers, revenues from existing customers and loss of customers on your revenues. Please revise to quantify these metrics for each period presented.

Liquidity and Capital Resources, page 26

3.   You state that you will need additional cash from outside financing sources to continue your current operations and achieve your growth strategies, as you do not anticipate that you will have sufficient cash flow to fund your operations through the end of fiscal 2009. Considering that you incurred net losses of $9.4 million and reported negative cash flow from operations of $3.9 million in 2008, you are not in compliance with certain debt covenants, you are in default under your secured notes, you are in dispute with some of your critical vendors and you are involved in several other disputes and lawsuits as described in note 12, it is not clear how management intends to navigate these challenges. Therefore, expand your disclosure in the liquidity and capital resource section to describe in detail your cash requirements during the next twelve months and describe management's viable plan for overcoming these financial difficulties. Update this disclosure in each subsequent Form 10-Q.   Refer to Section 607.02 of the Financial Reporting Codification.

4.   We note from your financial statements and accompanying notes that all the companies' debt obligations are in default and could require immediate repayment. Please revise your disclosure of these obligations to discuss the particular reasons for each default.

5.   Discuss the likelihood that negotiations with your lender under the revolving credit agreement will extend further credit in light of the fact that current borrowing are in default.

Contractual Obligations, page 29

6.   We note your statement that you have no long-term obligations of more than three years. Quantify the amount of debt that is currently in default and clarify whether such amounts are not considered long-term obligations because it is subject to immediate repayment if demanded by the holders.

Exhibits 31.1 and 31.2

7.   Please note that management's certifications must be provided in the exact form required by 601(b)(31) of Regulation S-K. We note that you have omitted subpart (b) of the fourth paragraph of the certification. Please refile the certifications in their exact form.

*   *   *   *

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christy Adams, Senior Staff Accountant at (202) 551-3363 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director